NEWS RELEASE



          PTC REPORTS CONSOLIDATED FIRST QUARTER 2001 OPERATING RESULTS


Warsaw - May 11, 2001 - Polska Telefonia Cyfrowa Sp. z o.o. (PTC), () Poland's leading wireless provider of nationwide dual band GSM 900 and 1800 services and an UMTS license holder, today announced results for the first quarter ended March 31, 2001. Figures are presented in Polish Zloty and in accordance with International Accounting Standards (IAS).


     o   Revenues up by 22.8 percent to PLN 981.2 million

     o   Net income up by 315.2 percent to PLN 130.8 million

     o   3.1 million subscribers

     o Postpaid gross adds stable at approximately 59.8 percent of total gross additions

     o Maintain leadership position in the postpaid market segment with 44.3 percent market share

     o   Monthly churn rate at 1.4 percent

     o EBITDA margin increased to 33.1 percent from 26.0 percent in the first quarter of 2000


Financial Highlights for the first quarter of 2001

[GRAPHIC OMITTED]
(Decription) Revenues Revenues: Total revenues for the first quarter of 2001 grew almost 23 percent in comparisoin same period of 2000. despite afer the dreduction in the average rates per minute of use in late 2000.

Revenues

In the first quarter of 2001, the main sources of revenue were monthly percent in comparison same period of service fees, airtime, which consists of airtime tariffs, revenues from 2000, despite after the reduction in incoming and outgoing calls, "roaming" charges, data transmission (mainly the average rates per minute of use SMSs) and revenues from the usage of prepaid airtime cards. Other revenues in late 2000. were derived from service activation fees, and the sale of telephones and accessories.

Total revenues for the three months ending March 31, 2001 were PLN 981.2 million (US$ 239.3 million), an increase of PLN 182.0 million (US$ 44.4 million) or 22.8 percent compared with the first quarter of 2000. Compared with revenues for the fourth quarter of year 2000, revenues were flat as a result of the full quarter impact of the new tariff plans, introduced mid November 2000 to support the Company's efforts to maintain its leading market share position in the postpaid segment. The reduction in revenues from the introduction of the tariff plans was offset by the increase in number of subscribers.

During the  quarter,  service  revenues and fees  increased  25.5 percent to PLN
928.4 million (US$ 226.4 million) from PLN 740.0 million (US$ 180.5 million) in the first quarter of 2000. Compared to the first quarter of 2000, revenues from the sale of telephones and accessories decreased 10.9 percent to PLN 52.8 million (US$ 12.9 million) from PLN 59.2 million (US$ 14.4 million).

The increase in total revenues reflects a 54.0 percent increase in the customer base over the previous year, offset by a reduction in fees per minute of use that followed the introduction of the new tariff plans and a reduction in average usage per subscriber.

ARPU

ARPU: During the first quarter of 2001, ARPU decreased to PLN 105, as a result of the full quarter impact of the new tariff plans introduced in November 2000.

During the first quarter of 2001, average revenue per user (ARPU) was PLN 105 (US$ 25.6), a decrease in ARPU of 18.6 percent compared to the first of the new tariff plans introduced quarter of 2000 when ARPU was PLN 129 (US$ 31.5). This was a result of the in November 2000. full quarter impact of the new tariff plans introduced in the fourth quarter of last year as well as an increasing portion of prepaid users in the total subscriber base. The first quarter 2001 ARPU from postpaid subscribers was PLN 132 (US$ 31.2), while ARPU from prepaid subscribers was PLN 37 (US$ 9.0).

Cost of Sales

For the three months ended March 31, 2001, total cost of sales was PLN 619.4 million (US$ 151.1 million), up 16.3 percent from PLN 532.5 million (US$ 129.9 million) in the first quarter of 2000.

Total cost of sales comprises the cost of services sold and cost of sales of telephones and accessories. During the first quarter of 2001, the cost of services sold increased 24.8 percent to PLN 377.8 million (US$ 92.1 million) from PLN 302.5 million (US$ 73.8 million) in the first quarter of 2000.

Cost of sales of telephone and accessories increased 5.1 percent to PLN 241.6 million (US$ 58.9 million) compared to PLN 230.0 million (US$ 56.1 million) for the quarter ended March 31, 2000. The marginal increase in the cost of telephones and accessories was a result of increase in gross additions by 6.9 percent offset by a decrease in handset prices as well as the change in the subscriber structure with an increasing number of prepaid customers coupled with those customers who buy only a prepaid coupon and a second hand handset.

Gross Margin

Gross margin for the quarter was PLN 361.8 million (US$ 88.2 million), compared with a gross margin of PLN 266.7 million (US$ 65.0 million) in the same period of 2000. As a percentage of total net sales, gross margins grew to 36.9 percent in the first quarter of 2001 from 33.4 percent for the first quarter of 2000.

Operating Profit

Operating  profit for the quarter was PLN 155.0 million (US$ 37.8  million),  up
55.8 percent when compared to operating profit of PLN 99.5 million (US$ 24.3 million) in the corresponding period of 2000. As a percentage of total net sale, operating profit grew to 16.9 percent in the first quarter of 2001 from 12.4 percent for the first quarter of 2000.

Increase in operating profit is a result of 35.7 percent increase in gross margin partially offset by 23.7 percent increase in operating expenses.

Cost of Acquisition

During the first quarter of 2001, the average cost of acquisition increased to PLN 635 (US$ 154.9) compared to PLN 592 (US$ 144.4) in the first quarter of 2000. The average cost of acquisition for the postpaid subscribers increased to PLN 937 (US$ 228.5) in the first quarter of 2001 from PLN 918 (US$ 223.9) in the fourth quarter of 2000; the average acquisition cost for prepaid customers increased to PLN 186 (US$ 45.4) compared to PLN 112 (US$ 27.3) in the fourth quarter of 2000. The increase in the average acquisition cost for prepaid customers was a result of higher marketing and advertising cost. The increase in average cost of acquisition reflects re-stocking of terminals by our channel partners during the first quarter of 2001 who traditionally run-down inventories during year end promotions.

EBITDA Growth

EBITDA: In the first quarter of 2001, EBITDA grew 56.0 percent compared to the first quarter4 of the previous year.

EBITDA for the three months ended March 31, 2000 was PLN 324.5 million (US$ compared to the first quarter of 79.1 million) compared to PLN 208.0 million (US $ 50.7 million) for the same previous year. period in 2000, despite costs associated with the acquisition of approximately 408 thousand subscribers gross adds. This represents EBITDA growth of 56.0 percent compared to the same period of the previous year, a result of 22.8 percent growth in revenue while cost of sales grew only by 16.3 percent, driven by falling churn rate, stabilization of bad debt expenses and a lower share of total acquisition expense in the cost base.

EBITDA margin achieved 33.1 percent in the first quarter of 2001 growing 7.0 basis points from 26.0 percent in the same period of 2000.

In the three months ended March 31, 2001, EBITDA, under IAS, increased over the first quarter 2000 and was substantially unchanged compared to restated EBITDA for the fourth quarter of 2000 after changes in IAS accounting policies necessary to be in line with SAB 101 "Revenue Recognition" policy. EBITDA would have increased approximately 7.4 percent quarter over quarter if the Company had not introduced this standard. Specifically, cost associated with subsidized replacement sales previously recognized as Cost of sales are now, in accordance with SAB 101, deferred and matched with revenues earned under the contract extensions bundled with the replacement terminals. As a result PLN 16.3 million of cost recognized in the fourth quarter of 2000 under the old policy are excluded from restated full year 2000 results.

Financial Expenses

As a result of PTC's corporate strategy to finance its business plan mainly with debt, the financial exposure of PTC to foreign exchange rate movements is relatively high. The high portion of foreign currency liabilities creates high foreign exchange risk but lower interest expense relative to Polish Zloty borrowings. PTC is managing its foreign exchange and interest rate risks through a hedging policy, implemented early in 2000 and updated in the first quarter of 2001.

In the first  quarter of 2001,  net interest  expense was PLN 103.6 million (US$
25.3 million), compared to PLN 120.0 million (US$ 29.3 million) for the three months ending March 31, 2000. This situation was a result of the higher amount outstanding under the bank facilities during the first quarter of 2000 as well as interest incurred on vendor financing, used in the first quarter of 2000.

During the first three months of 2001, the Polish Zloty further appreciated against the US Dollar and Euro to finish the quarter at the rate of US$1=PLN 4.1 and Euro 1=PLN 3.617. The currency strength resulted in a net foreign exchange gain of PLN 82.1 million (US$ 20.0 million) for the period ended March 31, 2001, compared to a net foreign exchange gain of PLN 54.0 million (US$ 13.2 million) for the period ended March 31, 2000. The weakness of the Euro was the principal reason for this improvement. Of the total net foreign exchange gains, PLN 17.9 million relates to realized transactions and the reminder to the revaluation of financial assets and liabilities denominated in foreign currency.

Foreign exchange gains and lower interest expense resulted in a 67.3 percent decrease in net financial costs to PLN 21.6 million (US$ 5.3 million) in the first quarter of 2001 from PLN 66.1 million (US$ 16.1 million) in the first quarter of 2000.

Bad Debt Expense

Through its aggressive bad debt management policy and the increase in portion of prepaid users, PTC was able to reduce the charge of bad debt to 2.6 percent of total revenues at the end of the first quarter of 2001, from 4.7 percent at the end of the first quarter of 2000. The improved bad debt policy includes monitoring of shops, dealers and sales people as well as all subscribers.

[GRAPHIC OMITTED]  (description)  Net Income:  PTC earned PLN 130.8 million (US$
31.9 million) compared to a net gain of PLN 31.5 million (US$ 7.7 million) in the first quarter of 2000.

Very strong operating results together with the Zloty's appreciation against the USD and the Euro during the first quarter of 2001, enabled PTC to record net income of PLN 130.8 million (US$ 31.9 million) cmpared to a net profit of PLN
31.5 million (uS$ 7.,7 million) in the same period of 2000.

This profit exceeds the reported profit for the whole year 2000 of PLN 97.7 million and the restated 2000 profit of PLN 109.4 million.

Liquidity

As of March 31, 2001, PTC had drawn down the Zloty tranche of PLN 953.0 million (US$ 232.4 million) and multicurrency tranche of Euro 170 million (US$ 150.0 million) under the new senior secured Bank Credit Facilities.

On March 30, 2001 PTC entered into Bridge Loan Facility arranged by Deutsche Bank AG London, pursuant to which PTC borrowed Euro 28 million. The Company used the proceeds from this loan, together with approximately Euro 55 million from the Bank Credit Facilities, to pay the March 31, 2001 installment of Euro 83 million on its UMTS license.

More recently, PTC issued guaranteed senior subordinated notes in the amount of Euro 200 million with the coupon of 10.875 percent yearly paid semi-annually each January 31 and July 31 commencing July 31, 2001. The notes mature in 2008 and are parri pasu with other outstanding notes issued by PTC in 1997 and 1999. The issue met very good acceptance in the market and the initial offer of Euro 200 million was oversubscribed by 50 percent. The proceeds of the notes are to be used to:

o make a short term repayment of the amounts drawn under the Company's revolving five year Bank Credit Facilities. PTC anticipates that these facilities will be redrawn later in 2001 to fund scheduled UMTS license installments due in June and September 2001;

o repay the Bridge Loan Facility in the amount of approximately Euro 28 million, plus interest under the Bridge Loan Facility, which was used to partially cover the installment on the UMTS license due on March 31, 2001; and

o cover working capital needs and capital expenditure (in a manner consistent with the indentures governing the Company's Existing Notes).

PTC anticipates that the proceeds of this offering, together with the proceeds from the Bank Credit Facilities secured February 2001 will satisfy all Company funding requirements for 2001, including the UMTS license installments.

Changes in Accounting Policies

During the first quarter of 2001, the company introduced two new standards into its accounting policy. The Company adopted IAS 39 on January 1, 2001. This standard establishes principles for recognizing, measuring and disclosing information about financial assets and financial liabilities.

In the first quarter of 2001, the Company adapted its IAS revenue recognition policies to be consistent with SEC Staff Accounting Bulletin no. 101 "Revenue Recognition in Financial Statements". Based on the above bulletin and further interpretations, the Company set up the criteria for recognition of multiple-element transactions (handset, activation and telecommunication services) and their presentation in the IAS financial statements. Making these changes will have the effect of minimizing revenue differences between the IAS accounts and US GAAP reconciliation.

In adopting both policies, based on standard IAS practice, prior year results have been restated.

For further details please see Note 4. "Changes in the Accounting Policies" to Company's Financial Statements attached to the 6-K report for the three months ended March 31, 2001 filled with the Securities and Exchange Commission.

Operational Highlights

Subscriber Growth

[GRAPHIC OMITTED] (Description)Growth in Subscriber Base: Compared to the first quarter of 2000, subscriper base in the first quarter of 2001 incrased by 54 percent, making PTC the undisputed leader in the Polish Wireless market.

During the first quarter, PTC attracted 408,234 subscribers (gross adds), 6.9 percent more than in the first quarter of 2000, bringing the total of 2001 increased by 54 percent, number of subscribers at the end of the first quarter of 2001 to 3.1 million. IN comparison to the first quarter of 2000, the first quarter of 2000, the total subscriber the Polish Wireless market. base at the end of March increased by 54 percent to 3,088,824 from a subscriber base of 2,005,368 at the end of the first quarter of 2000.

In the first quarter 2001, PTC attracted 244,019 postpaid subscribers and 164,215 prepaid subscribers compared to 243,420 postpaid subscribers and 176,222 prepaid subscribers in the fourth quarter of 2000. This is a result of the new tariff plans introduction and further consolidates PTC market leadership in the postpaid segment with a 44.3 percent market share. Postpaid additions stated for
59.8 percent of total gross additions compared to 58.0 percent in the fourth quarter of 2000. The Company believes that this increase in the postpaid share of gross additions is attributable to the introduction of new tariff plans.

At the end of March 2001, prepaid  subscribers  totalled 932,064 and represented
30.2 percent of all subscribers, versus 428,219 and 21.4 percent at the end of the first quarter 2000. During the quarter the Company's postpaid subscribers continued to grow strongly to 2,156,760, a 36.8 percent increase from 1,577,149 at the end of the first quarter 2000.

The Company believes that the overall Polish wireless market grew by 9 percent to approximately 7.5 million subscribers, which represents approximately 19.4 percent penetration.

PTC's subscriber base represents approximately 41.3 percent of the total wireless market, which positions PTC as the leader among wireless services providers in Poland.

[GRAPHIC OMITTED]
(Description) Churn Rate: During the 1st quarter 2001, churn rate continued to fall, Continued Reduction in Churn Rate reaching the lowest level since PTC began operations.

Continued  Reduction  in Churn Rate

In the first quarter of 2001, the average monthly churn rate was the lowest since PTC began operations, reaching 1.4 percent compared to 2.3 percent in the same period of 2000. The average monthly churn rate for postpaid customers was
1.9 percent, and 0.1 percent for prepaid customers. The decrease in the churn rate for the prepaid segment can be attributed to changes in disconnection terms from 6 to 12 months that brings PTC policy in line with those of the market. As a result of that change the disconnection of prepaid customers are marginal but will begin to grow in the second quarter.

The dropping overall churn rate over the last twelve months can be attributed mainly to the change in disconnection policy for prepaid customers, PTC's Loyalty Program, new tariff plans, market segmentation and value-added services. It reflects improved customer satisfaction and proves the high quality of PTC's network, services and commitment to providing its customers with the best service in the Polish market.

Minutes of Use

The first quarter of 2001 brought a slight decrease in Minutes of Use (MOU's) in comparison to the first quarter of 2000. Calculated on a monthly basis as a subscribers average, MOU's during the quarter were 150, compared to 161 in the fourth quarter of 2000. Compared to the first quarter of 2000, the current MOU's decreased from 152 minutes.

The average MOU's in the first quarter were 179 minutes for postpaid customers and 79 minutes for prepaid customers.

SMSs sent from the PTC network increased to 11 per subscriber per month in the first quarter.

Growth in the number of SMS

During the first quarter of 2001, the average number of SMSs sent from the PTC network increased to more than 11 SMSs per subscriber per month compared to approximately 9 SMSs per month in the fourth quarter of 2000. Postpaid subscribers sent about 12 SMSs per month and prepaid users about 10 SMSs per month.

Net work Build-Out: At the end of the first quarter 2001, total network invesment reached PLN 6.0 billion. This includes both network assets of PLN 3.6 billion and license fees of PLN 2.4 billion.

Network Build-Out

During the first quarter of 2001, PTC continued to aggressively roll-out the SDH microwave backbone and reached 2,800 km, connecting the 12 most important metropolitan areas in the country. Further progress is expected in Network Build-Out: At the end of the the second quarter of 2001 and the Company is targeting the end of June 2001 first quarter 2001, total network for the completion of the SDH network. At completion the network will reach investment 3,500 km.

PTC is also  investing  in the  build-out of its GSM network to increase the PLN
2.4 billion. capacity of the network and further improve the already high quality of its services. Under the license agreement, PTC is required to cover 90 percent of Poland's geographic area with the combined GSM 900/1800 network by June 2004. This requirement has already been fulfilled as PTC's network covered
94.7 percent of the geographical area representing approximately 99 percent of the population as of March 31, 2001.

Recent Developments

New Value Added Services

During the first quarter, PTC launched several new solutions for its business customers as well as for its private subscribers.

SMS-C Direct Access (SMS-C DA)

In March the Company launched SMS-C DA service. Aimed at the business community,
the  service  allows  Companies  to  implement   SMS-based  services  for  their
customers. Examples include the recently launched service with WBK.

Moja Era WAP

The Company's First effort to allow its customers to personalize their WAP service is now ready to use under the name "Moja Era WAP". This feature allows PTC's customers to manage their profiles on EraWAP's starting page and results in personalized WAP services.

EraShop

On February 14, 2001, PTC became the first company in Poland to offer its customers m-commerce services. PTC's subscribers are able now to order flowers through their WAP enabled mobiles. During the rest of the year, PTC is planning to expand the range of m-commerce services available.

Mobile banking

In March 2001, PTC launched its next banking service. PTC together with Wielkopolski Bank Kredytowy, one of Poland's biggest retail banks, introduced their customer WBK24SMS services which enables PTC mobile users and WBK customers to control their accounts through SMSs. PTC will seek to extend the number of services offered under the mobile banking product line as well as to extend the number of partners.

PTC completed pledge on its assets

On April 24, 2001 the Registration Court in Warsaw completed the process of registering the pledges on substantially all of PTC's assets in favor of Deutsche Bank Polska S.A., as the Security Agent of the Bank Consortium.

The pledges on assets secure Bank Credit Facilities signed in February 2001, totaling Euro 650 million, the biggest senior secured syndicated bank loan obtained by Polish company. Under the Credit Facilities Agreements, PTC was required to obtain the Court registration of pledges on its assets by May 2, 2001.

Goals for 2001

Network Deployment Costs and Targets

By July 2004, PTC is required to attain geographical coverage of 90 percent of the country, with the combined GSM 900/1800 MHz frequencies network, which is already met. During 2001, PTC plans to spend approximately Euro 512 million on expanding the network to meet the subscriber growth objectives. The further investments are demand driven. In order to fund this expansion, the Company will use proceeds from the refinanced bank credit facility, issuance of notes and operating cash flow.

In addition, during 2001, PTC will prepare a trial version of the UMTS network for further development and begin the research on the UMTS network placement and usage.

New Products

PTC will continue to create and introduce new innovative products and services based on SMS, WAP and data transmission technologies to its subscribers.

In addition to implementing innovations in existing products and platforms, PTC aims to create revenue streams from new services in many areas including advertising, mobile commerce, entertainment, infotainment, telemetry, location based services (LBS) and ISP activity.

During the first quarter of 2001, PTC launched GPRS based services and plans to develop additional products and value-added services during 2001. The full commercial launch still depends on GPRS enabled handset availability.

PTC is preparing the development of new services based on payment gateway, WAP, LBS and IN platforms like mobile banking, fleet management and new or upgraded prepaid services.


For further information please contact:


Malgorzata Zelezinska                    Robert Niczewski
IR Manager                               PR Manager
(+48) 22 413 3275                        (+48) 22 413  6322
(+48) 602 20 3275                        (+48) 602 20 6322
mzelezinska@eragsm.p1                    rniczewski@eragsm.pl

Annex 1           Profit and Loss Statement - Summary Level from SEC 6-K report
                  (International Accounting Standards - in thousands of PLN)

                                           Three months ended         Three months ended
                                             March 31, 2001             March 31, 2000
                                             --------------             --------------
                                              (unaudited)          (unaudited and restated)
Net sales                                             981,154                      799,221

Cost of sales                                        (619,391)                    (532,534)
                                               ---------------                -------------
Gross margin                                          361,763                      266,687

Operating expenses                                   (206,798)                    (167,202)
                                                --------------                -------------
Operating profit                                      154,965                       99,485

Non-operating items
  Interest and other financial income                1 70,478                      124,710
  Interest and other financial expenses             ( 192,029)                    (190,804)
                                                 -------------               --------------
Income before taxation                                133,414                       33,391

Taxation charge                                        (2,565)                      (1,847)
                                                 -------------                -------------
Comprehensive net profit                              130,849                       31,544
                                                     ========                     ========

Annex 2           Balance Sheet - Summary Level from SEC 6-K repport
                  (International Accounting Standards - in thousands on PLN)
                                                         At                        At
                                                   March 31, 2001           December 31, 2000
                                                   --------------           -----------------
                                                     (unaudited)        (unaudited and restated)
Current assets
       Cash and cash equivalents                             221,372                  29,465
            Short-term investment                            186,364                 191,679
       Debtors and prepayments                               439,102                 481,666
       Inventory                                             207,896                 209,290
                                                        ------------            ------------
                                                           1,054,734                 912,100


Long-term assets
       Tangible fixed assets, net                          3,708,093               3,514,091
       Intangible fixed assets, net                        2,290,935               2,314,171
            Financial assets                                 108,405                  96,880
       Deferred cost                                          99,153                 202,747
                                                       -------------           -------------
                                                           6,196,586               6,127,889
                                                       -------------           -------------
Total assets                                               7,261,320               7,039,989
                                                            ========                ========

Current liabilities                                          940,985               2,193,034

Long-term  liabilities                                     5,442,552               4,097,642

Deferred tax liability, net                                   61,459                  60,508

Provisions for liabilities and charges                         1,843                   1,858
                                                      --------------           -------------
Total liabilities                                          6,446,809               6,353,042
                                                      --------------           -------------
Shareholders' equity
       Share capital                                         471,000                 471,000
           Additional paid in capital                        409,754                 409,754
           Accumulated deficit                               (66,243)               (193,807)
                                                      --------------          --------------
                                                             814,511                 686,947
                                                      --------------          --------------
Total liabilities and Shareholders' equity                 7,261,320               7,039,989
                                                            ========                ========

Annex 3  Cash Flow - Summary Level from SEC 6-K report
         (International Accounting Standards - in thousands of PLN)

                                                                    Three months   Three months ended
                                                                  ended March 31,     March 31, 2000
                                                                       2001          (unaudited and
                                                                    (unaudited)          restated)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net (loss)/income before taxation                                         133,414              33,391

Adjustments for:
Depreciation and amortization                                             169,490             108,518
Charge to provision  and write-offs of doubtful debtors                    25,565              37,623
Charge to provision for inventory                                           2,292               2,044
Other provisions and special funds                                           (15)                 (1)
Foreign exchange gains/, net                                             (97,586)            (87,235)
Loss on disposal of tangibles and intangibles                                 614               5,826
Interest expense, net                                                     103,618             120,044
                                                                     ------------      --------------
Operating cash flows before working capital changes                       337,392             220,210

Increase in inventory                                                       (898)           (135,672)
Decrease/(Increase) in debtors, prepayments and deferred cost              43,890            (20,645)
Increase in trade payables and accruals                                    76,585              64,304
                                                                     ------------     ---------------
Cash from operations                                                      456,969             128,197

Interest paid                                                           (103,227)            (94,631)
Interest received                                                           5,416               7,581
Income taxes paid                                                           (732)                   -
                                                                     ------------    ----------------
Net cash from operating activities                                        358,426              41,147

CASH FLOWS USED IN INVESTING ACTIVITIES:

Purchases of intangible fixed assets                                    (503,608)           (110,083)
Purchases of tangible fixed assets                                      (478,886)           (278,061)
Proceeds from sale of equipment and intangibles                             1,190                 144
                                                                     ------------   -----------------
Net cash used in investing activities                                   (981,304)           (388,000)

CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:

Proceeds from Bank Credit Facilities and Bridge Loan                      842,258                   -
Repayment of Loan Facility                                                      -           (514,802)
Net change in overdraft facility                                         (26,543)                   -
                                                                     ------------      --------------
Net cash from / (used in)  financing activities                           815,715           (514,802)

Net increase/(decrease) in cash and cash equivalents                      192,837           (861,655)

Effect of foreign exchange changes on cash and cash equivalents             (930)             (5,262)

Cash and cash equivalents at beginning of period                           29,465           1,095,509
                                                                     ------------     ---------------
Cash and cash equivalents at end of period                                221,372             228,592

Annex 4  Consolidated Statement of Changes in Equity Summary - Level fromSEC6-K report
         (International Accounting Standards - in thousands of PLN)
                                             Share Capital    Additional paid-in  Accumulated deficit        Total
                                                                         capital
Balance at December 31, 1999                       471,000                     -            (303,194)        167,806

Additional paid-in capital                               -               409,754                   -         409,754

Change  in   accounting   policy   with                  -                     -              11,736          11,736
respect to implementation of SAB 101

Comprehensive  net  profit for the year                  -                     -              97,651          97,651
(as originally reported)

                                          ----------------    ------------------    ----------------   -------------
Balance at December 31, 2000 (restated)            471,000               409,754            (193,807)        686,947

Implementation of IAS 39                                 -                     -              (3,285)         (3,285)

Comprehensive net profit for the period                  -                     -             130,849         130,849

                                          ----------------    ------------------    ----------------    -------------
Balance at March 31, 2001 (unaudited)              471,000               409,754             (66,243)         814,511
                                             =============        ==============       =============      ===========

Annex 5  Statistical data


                                                  Q1 2001       Q1 2000
Number of subscribers(at the                    3,088,824     2,005,368
end of the period)
                                  Postpaid       2,156,760     1,577,149
                                  Prepaid         932,064       428,219

Gross adds                                        408,234       381,971
                                  Postpaid        244,019       288,392
                                  Prepaid         164,215       93,579

MOU                                                 150           152
                                  Postpaid          179           N/A
                                  Prepaid           79            N/A

Outgoing MOU                                        67            N/A
                                  Postpaid          87            N/A
                                  Prepaid           19            N/A

SMSs                                                11            4.8
                                  Postpaid          12            N/A
                                  Prepaid           10            N/A

Churn                                               1.4           2.3
                                  Postpaid          1.9           N/A
                                  Prepaid           0.1           N/A

ARPU                                                105           129
                                  Postpaid          132           N/A
                                  Prepaid           37            N/A

Cost of Acquisition                                 635           592
                                  Postpaid          937           N/A
                                  Prepaid           186           N/A